STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Government Securities Series

March 31, 2008 (Unaudited)

U.S. Treasury Bills--11.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
4/17/08 (cost $5,998,933)	.40	6,000,000	**5,998,933**

Repurchase Agreements--88.4%			
Banc of America Securities LLC dated 3/31/08, due 4/1/08 in the amount of $5,000,278 (fully collateralized by $4,878,298 Government National Mortgage Association, 6.50%, due 3/20/38, value $5,100,000)	2.00	5,000,000	5,000,000
Barclays Financial LLC dated 3/31/08, due 4/1/08 in the amount of $5,000,208 (fully collateralized by $3,867,000 U.S. Treasury Notes, 3%, due 7/15/12, value $5,100,108)	1.50	5,000,000	5,000,000
Credit Suisse (USA) Inc. dated 3/31/08, due 4/1/08 in the amount of $5,000,188 (fully collateralized by $4,135,000 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $5,104,768)	1.35	5,000,000	5,000,000
Deutsche Bank Securities dated 3/31/08, due 4/1/08 in the amount of $5,000,194 (fully collateralized by $10,245,880 Government National Mortgage Association, 6%-7%, due 1/15/34-11/15/37, value $5,100,000)	1.40	5,000,000	5,000,000
Goldman, Sachs & Co. dated 3/31/08, due 4/1/08 in the amount of $5,000,139 (fully collateralized by $3,896,000 U.S. Treasury Bonds, 7.25%, due 5/15/16, value $5,100,515)	1.00	5,000,000	5,000,000
J.P. Morgan Chase & Co. dated 3/31/08, due 4/1/08 in the amount of $5,000,181 (fully collateralized by $66,240,000 Government National Mortgage Association, 6.50%, due 9/15/31, value $5,100,185)	1.30	5,000,000	5,000,000
Lehman Brothers Inc. dated 3/31/08, due 4/1/08 in the amount of $5,000,181 (fully collateralized by $4,135,000 U.S. Treasury Bonds, 6.25%, due 8/15/23, value $5,104,768)	1.30	5,000,000	5,000,000
Merrill Lynch & Co. Inc. dated 3/31/08, due 4/1/08 in the amount of $5,000,257 (fully collateralized by $12,970,000 Government National Mortgage Association, 5.50%, due 4/15/34, value $5,101,317)	1.85	5,000,000	5,000,000
UBS Securities LLC dated 3/31/08, due 4/1/08 in the amount of $5,000,194 (fully collateralized by $4,335,000 U.S. Treasury Bonds, 13.25%, due 5/15/14, value $5,100,169)	1.40	5,000,000	5,000,000

Total Repurchase Agreements		
(cost $45,000,000)		**45,000,000**
Total Investments (cost $50,998,933)	**100.2%**	**50,998,933**
Liabilities, Less Cash and Receivables	**(.2%)**	**(93,941)**
Net Assets	**100.0%**	**50,904,992**

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	50,998,933	0
Level 3 - Significant Unobservable Inputs	0	0
Total	50,998,933	0

* Other financial instruments include futures, forwards and swap contracts.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Money Market Series

March 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--14.2%	Principal Amount ($)	Value ($)
American Express Company		
4.85%, 5/22/08	2,000,000	2,000,000
Branch Banking & Trust Co.		
2.89%, 11/5/08	3,000,000	3,000,000
Comerica Inc.		
4.72%, 5/5/08	2,000,000	2,000,000
Harris N.A.		
2.91%, 8/6/08	2,000,000	2,000,616
Regions Bank		
4.65%, 5/9/08	2,000,000	2,000,000
Union Bank of California, N.A.		
4.75%, 4/7/08	2,000,000	2,000,000
Wachovia Bank, N.A.		
4.80%, 5/23/08	2,000,000	2,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $15,000,616)		**15,000,616**
Commercial Paper--72.1%		
Allied Irish Banks N.A. Inc.		
4.81% - 4.90%, 5/21/08 - 6/11/08	4,000,000	3,968,070
Alpine Securitization Corp.		
4.55%, 4/3/08	3,000,000 a	2,999,250
Atlantic Asset Securitization LLC		
2.74%, 9/22/08	4,000,000 a	3,947,800
Barclays U.S. Funding Corp.		
4.82% - 5.16%, 4/3/08 - 5/21/08	4,000,000	3,986,372
BNP Paribas Finance Inc.		
3.04%, 5/12/08	2,000,000	1,993,128
CAFCO LLC		
3.15%, 6/10/08	4,000,000 a	3,975,733
Calyon North America Inc.		
2.90%, 8/15/08	2,000,000	1,978,429
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	2,000,000	1,997,909
Cancara Asset Securitisation Ltd.		
4.55%, 4/7/08	3,000,000 a	2,997,750
CHARTA LLC		
2.96%, 8/13/08	2,000,000 a	1,978,262
Commerzbank U.S. Finance Inc.		
3.06%, 8/20/08	3,000,000	2,964,574
CRC Funding LLC		
3.36%, 4/23/08	1,000,000 a	997,965
Dexia Delaware LLC		
3.14%, 4/23/08	4,000,000	3,992,386
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	3,000,000	2,972,700
Gotham Funding Corp.		

2.74%, 9/25/08	2,000,000 [a]	1,973,450
Lehman Brothers Holdings Inc.		
4.35% - 5.00%, 4/25/08 - 5/16/08	4,000,000	3,982,788
Morgan Stanley		
3.87%, 7/14/08	3,000,000	2,967,067
Picaros Funding LLC		
3.14%, 5/23/08	3,000,000 [a]	2,986,480
Santander Central Hispano Finance (Delaware) Inc.		
2.66%, 9/17/08	4,000,000	3,950,614
Scaldis Capital Ltd.		
4.55%, 4/8/08	3,000,000 [a]	2,997,375
Societe Generale N.A. Inc.		
4.33%, 4/8/08	3,000,000	2,997,503
Solitaire Funding Ltd.		
4.39%, 4/7/08	3,000,000 [a]	2,997,830
Swedbank (ForeningsSparbanken AB)		
4.86%, 4/23/08	2,000,000	1,994,201
Toronto-Dominion Holdings USA Inc.		
4.85%, 5/27/08	2,000,000	1,985,284
UBS Finance Delaware LLC		
2.87%, 9/5/08	4,000,000	3,950,632
Unicredit Delaware Inc.		
4.81%, 6/25/08	3,000,000	2,966,779
Total Commercial Paper		
(cost $76,500,331)		**76,500,331**

Promissory Note--1.9%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $2,000,000)	2,000,000 [b]	**2,000,000**

Time Deposit--3.5%

Key Bank U.S.A., N.A. (Grand Cayman)		
2.12%, 4/1/08		
(cost $3,700,000)	3,700,000	**3,700,000**

Repurchase Agreements--8.5%

Deutsche Bank Securities		
3.12%, dated 3/31/08, due 4/1/08 in the amount of $3,000,260 (fully collateralized by $7,752,016 Corporate Bonds, 3.14%, due 12/25/46, value $3,090,000)	3,000,000	3,000,000
Greenwich Capital Markets		
3.10%, dated 3/31/08, due 4/1/08 in the amount of $3,000,258 (fully collateralized by $2,970,000 Government National Mortgage Association, 5.50%-6%, due 3/15/23-2/15/38, value $3,062,255)	3,000,000	3,000,000
Merrill Lynch & Co. Inc.		
3.15%, dated 3/31/08, due 4/1/08 in the amount of $3,000,263 (fully collateralized by $3,130,000 Corporate Bonds, 9.625%, due 11/16/16, value $3,152,986)	3,000,000	3,000,000
Total Repurchase Agreements		
(cost $9,000,000)		**9,000,000**

Total Investments (cost $106,200,947)	**100.2%**	**106,200,947**
Liabilities, Less Cash and Receivables	**(.2%)**	**(258,246)**
Net Assets	**100.0%**	**105,942,701**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities amounted to $27,851,895 or 26.3% of net assets.

b   This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $2,000,000. At March 31, 2008, the aggregate value of this security is $2,000,000 representing 1.9% of net assets and is valued at cost.

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	106,200,947	0
Level 3 - Significant Unobservable Inputs	0	0
Total	106,200,947	0

* Other financial instruments include futures, forwards and swap contracts.